August 7, 2019

Rajiv Shukla
Chief Executive Officer
Constellation Alpha Capital Corp.
Emerald View, Suite 400
2054 Vista Parkway
West Palm Beach, FL 33411

       Re: Constellation Alpha Capital Corp.
           Form 10-K for the Fiscal Year ended March 31, 2019
           Filed June 14, 2019
           File No. 001-38118

Dear Mr. Shukla:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining